Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004

Income available to common stockholders	$1,965,098	$3,911,585

Weighted average shares outstanding	4,974,511	4,975,012

Basic earnings per share	$0.40	$0.79

Income for diluted earnings per share	$1,965,098	$3,911,585

Total weighted average common shares and equivalents outstanding for diluted computation	4,997,119	4,999,797

Diluted earnings per share	$0.39	$0.78